Darian B. Andersen

General Counsel, P.C.

Attorney and Counselor at Law

1015 Waterwood Parkway, Suite GA1

Edmond, Oklahoma 73034

(405) 330-2235 FAX: (405) 330-2236

darianandersen@gmail.com

August 4, 2017

Maryse Mills-Apenteng

Special Counsel, Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE: Team 360 Sports, Inc. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-216783 Response to July 17, 2017 Letter from SEC

Dear Ms. Mills-Apenteng:

This correspondence is in response to your comment letter dated July 17, 2017 in reference to our filing of our Form S-1/A2 filed June 30, 2017 and Form S-1/A3 filed July 19, 2017 on the behalf of Team 360 Sports, Inc. File No. 333-216783.

If the following responses are acceptable, then we request effectiveness of the Form S-1 and we will file the Prospectus Supplement under Rule 424(b)(4) upon effectiveness, which will include the following responses:

Comment 1

Notes to the Financial Statements March 31, 2017 (unaudited)

Note 3 – Going Concern, page F-5

1. Please revise your disclosure here so that it is consistent with your disclosure on page F-15 where you state there are no assurances that any of the measures to be taken will successfully mitigate the substantial doubt about your ability to continue as a going concern.

Answer: Pages F-5 and F-15 have been conformed to each other so that each of them will state that there are no assurances that any of the measures taken will successfully mitigate the substantial doubt about the Company's ability to continue as a going concern.

The updated language that will appear in the Updated Prospectus (424(b)(4)) at Page F5 is as follows (the only change is the addition of the word "no"):

"The Company has discussed ways in order to mitigate conditions or events that may raise substantial doubt about its ability to continue as a going concern, there are no assurances that any of these measures will successfully mitigate or be effective at all. (1) The Company shall pursue financing plans to raise funds to judiciously spend towards operational expenses, (2) The Company shall continue to employ low cost measures to operate its business and analyze any unnecessary cost or expense, (3) The Company will seek to avoid unnecessary expenditures, travel, and lodging costs that are not mission critical to its business, (4) The Company shall seek to continuously maximize its assets and business licensing strategies to increase revenue as well as to gain new customers."

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Comment 2

Note 6 – Related Party Transactions, page F-6

2. Your disclosure indicates you recorded the share-based compensation based on the par value of $0.001 per share while your response to prior comment 27 in your response dated May 22, 2017 indicates the estimated fair value of the underlying shares for the awards was $1 per share at the time of grants. Please advise.

Answer: We have reviewed this matter with the SEC and no change or response is needed.

Comment 3

Report of Independent Registered Public Accounting Firm, page F-7

3. Please request that your auditor provide you with a report dated in compliance with paragraph 5 of PCAOB AS 3110.

Answer: Enclosed is a copy of the updated Report of the Independent Registered Public Accounting Firm.

Other typos and minor corrections to be updated in the Prospectus include:

1. The loss carryforward on page 36 has been updated, (the change is shown highlighted).

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

At December 31, 2016, the Company had net operating loss carry forwards of approximately $49,000 that may be offset against future taxable income from the year 2017 to 2036. No tax benefit has been reported in the December 31, 2016 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

2. Note from Auditor: The previous response to our prior letter to you had a typo. The overall expense associated with the contracts for 2015 was $224 and for 2016 it was $124. The company valued the shares at $.001 per share. In accordance with the AICPA guide on Valuing Private Equity with no trading price the value is deemed appropriate. No change is required in the Prospectus.

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3.  A Change in the Going Concern Note on Page F-15 to conform it to the Note of Page F-5. The only change is the highlighted language.

NOTE 3 - GOING CONCERN F-15

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has had minimal revenue and has accumulated a deficit of $62,067 as of December 31, 2016. The Company requires capital for its contemplated operational and marketing activities. The Company’s ability to raise additional capital through the future issuances of common stock is unknown. The obtainment of additional financing, the successful development of the Company’s contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. These conditions and the ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date these financial statements are issued. The financial statements of the Company do not include any adjustments that may result from the outcome of these uncertainties.

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (405) 341-2235.

Please inform me as soon as possible if this letter resolves the issues raised in your July 17, 2017 letter.

Sincerely,

GENERAL COUNSEL P.C.

/s/ Darian B. Andersen

Darian B. Andersen

cc:

Sandor Miklos, President, CEO, Principal Financial Officer

Team 360 Sports, Inc.

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